FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of November 2013

CGG

Tour Maine Montparnasse - 33 Avenue du Maine - BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces Large Pemex Survey

in Gulf of Mexico

Paris, France – November 7th, 2013

CGG announced today that it has been selected to acquire a large high-end seismic acquisition survey in the Mexican waters of the Gulf of Mexico on behalf of Pemex.

The survey is phase 5 in Pemex’s Centauro program, the largest ever proprietary 3D wide-azimuth program to be conducted worldwide. Phase 5 will add another 6,850 km2 of data to the existing 25,000 km2 already acquired since Centauro began in Oct 2010, bringing the total volume to almost 32,000 km2.

The survey will be acquired by the Oceanic Vega and Oceanic Sirius, CGG’s two state-of-the-art 20-streamer vessels. The project is expected to commence in mid-November and be completed in March 2014.

Antonio Escalera, VP, Exploration, Pemex, said: “Since Pemex took the innovative step of adopting wide-azimuth acquisition in 2010, this technology has consistently demonstrated its reliability at delivering superior illumination and imaging to help explore Mexico’s deep water hydrocarbon resources.”

Jean-Georges Malcor, CEO, CGG said: “This fifth phase of the Centauro program testifies to the successful long-term exploration partnership CGG has developed with Pemex in the Gulf of Mexico. We will continue to work closely with Pemex to ensure this new wide-azimuth survey meets their E&P objectives.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Communications Contact

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 7th, 2013	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP